

PEARSON PLC



20 December 2001

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Seven Forms G88(2) - Return of Allotments of Shares

2. Press Releases –

- ***Reuters and Pearson Education publish September 11 Memorial book***
- ***Addison-Wesley, Microsoft and Developmentor create Microsoft.net series of books***
- ***Pearson plc Trading Update***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PEARSON

PRESS RELEASES

REUTERS AND PEARSON EDUCATION PUBLISH SEPTEMBER 11 MEMORIAL BOOK

08-12-2001

London – Reuters, the global information, news and technology group, and Pearson Education are publishing September 11, a testimony, a pictorial record of the events of September 11 and the reaction to them around the globe. All royalties from the sale of the book will go to charity.

September 11, a testimony includes over 130 photographs, many of them previously unpublished. The book contains images taken by Reuters award-winning photographers. It captures a first-hand account of the attacks on the World Trade Center in New York City and on the Pentagon in Washington D.C, the crash of United flight 93 in Pennsylvania, and subsequent events. The photographs highlight the massive scale of the devastation and pay tribute to the heroic acts of those who fought to save lives.

The royalties from the book, to be published worldwide, will be donated to disaster relief funds via Reuters Foundation AIDfund and AIDfund for America and The Pearson September 11 Children's Fund.

AIDfund benefits disaster relief charities worldwide. Reuters established AIDfund for America to collect funds for the victims of September 11 and their families. Donations have been received from the public and Reuters employees and customers around the world. The Reuters Group has donated US$1million to the fund.

The Pearson September 11 Children's Fund was set up to address the needs of children in the US. The fund now stands at over US $1 million; Pearson made an initial donation and has since matched all employee contributions. The fund has identified three specific areas for support: emergency workers' children; education and scholarship; and trauma and stress.

Tom Glocer, Reuters Chief Executive, said: "September 11, a testimony is dedicated to the six Reuters colleagues whom we lost in the World Trade Center attack. The book contains many harrowing photos which capture the destruction that day, but these images record acts of great heroism and the resilience of the human spirit.

"I am proud that Reuters and Pearson are donating the

Pearson Education
Pearson Education publishes some 56,000 professional, educational and reference titles and programmes and employs over 10,000 people in 40 countries around the world. Created in November 1998, following the merger of Addison Wesley Longman, Financial Times Management and Simon & Schuster's educational business, Pearson Education is the world's largest educational publisher.

Pearson Education imprints, including Financial Times Prentice Hall, Reuters, Momentum and New York Institute of Finance, stand for quality, consistency and innovation in education and life-long learning.

Contact

Susan Allsopp / Georgina Watkins
Tel: +44 (0) 20 7542 8404 / 7125
Reuters Corporate Comunications - UK
susan.allsopp@reuters.com or georgina.watkins@reuters.com

Felicia Cosby
Tel: +1 646-223-5223
Reuters Corporate Communications – USA
felicia.cosby@reuters.com

Helena Dahlstrom
Tel: +44 20 7447 2021
Pearson Education
Helena.Dahlstrom@pearsoned-ema.com

PEARSON








PRESS RELEASES

ADDISON-WESLEY, MICROSOFT AND DEVELOPMENTOR CREATE DEFINITIVE MICROSOFT.NET SERIES OF BOOKS

17-12-2001

Addison-Wesley, a Pearson Education company (a business of Pearson plc, NYSE: PSO) announced today that it has signed an agreement with Microsoft Corporation and DevelopMentor, a developer training company, to create "The Microsoft .NET Development Series." This definitive series of books on .NET will be written by the principal authorities and pioneering developers of the Microsoft .NET technologies.

The series will focus on the design, architecture, and implementation of the Microsoft .NET initiative to empower developers and students everywhere with the knowledge to thrive in the Microsoft .NET revolution. "This joint series will be a great resource for .NET developers," said John Montgomery, group product manager for the .NET platform at Microsoft. "Coupling the .NET architects at Microsoft with the training skills of DevelopMentor means that all the technical bases, from reference to 'how-to' will be covered."

"DevelopMentor since its inception has been committed to supporting developers who use Microsoft technologies through classroom education, conferences, and, more recently, books," added Don Box, co-founder of DevelopMentor, who authored *Essential COM* and co-authored *Effective COM* and *Essential XML*. "We feel privileged to join Addison-Wesley and the Microsoft .NET development team to produce what will be the most authoritative and useful books available on Microsoft .NET development."

"We have built our business and reputation by publishing practical books that developers need to do their jobs better," said Addison-Wesley Publisher John Wait. "We serve our customers well when we encourage the best technologists to document the most important new technologies. By combining the technical talent at Microsoft, the training expertise at DevelopMentor, and the publishing acumen at Addison-Wesley, we will create the definitive Microsoft .NET books."

The first book of the series, *Essential .NET Volume I: The Common Language Runtime* (0-201-73411-7), written by Don Box, is due in the spring of 2002. As he did in his acclaimed *Essential COM*, the author enables developers to take advantage of the full power available to them in Microsoft .NET by going far beyond the features-based "how-to" books

press release

PEARSON

18 December 2001

Pearson plc: Trading Update

Pearson plc, the international media and education company, today issued its annual December trading update.

Since our October update, our business information, consumer publishing and US educational publishing and testing businesses have performed in line with our expectations.

In October, we highlighted the difficult trading environments for our Latin American and corporate training businesses. These markets have continued to deteriorate and, in response, we have taken actions which will reduce our profits this year but will strengthen our position for 2002. In Latin America, we have tightened our credit terms, increased reserves for obsolescence and bad debts and restructured our operations. We have also further scaled back FT Knowledge, our corporate training business. We now expect profits from our education operations to be some £35 million lower than current market expectations, though still approximately 10% higher than in 2000, thanks to a full year's contribution from NCS.

Looking ahead to 2002, we are managing our businesses on the basis that there won't be any substantial upturn in advertising and technology markets and that trading conditions in Latin America will continue to be difficult. This year we have reduced costs, particularly in our internet enterprises and our advertising and technology related businesses. This should help us to deliver a significant increase in adjusted earnings per share in 2002.

Financial Times Group: The FT Group is trading in line with the guidance we gave in October. Across our business titles, we have seen no material recovery from the severe advertising downturn we reported in October, and we still expect full-year profits to be 40% lower than last year. FT Interactive Data remains on track to deliver double digit profit growth.

We expect advertising revenues in the first quarter of next year to be markedly lower than in the same period this year, but all our business titles will benefit from the steps taken this year to reduce costs.

Pearson Education: Our US School and US College publishing businesses are trading ahead of their markets and in line with our own expectations. They will deliver strong revenue and profits growth this year. Outside Latin America, our international operations are also performing in line with our expectations.

NCS Pearson is now an integral part of our education operations. Its testing and assessment, government solutions and data management operations are performing in line with expectations. US school districts continue to rein back on major new technology investments and we now expect electronic curriculum and enterprise software sales to be flat on last year. As a result, on a standalone basis, NCS Pearson's revenues are likely to be level with last year. Stripping out the benefit of last year's decennial US Census contract, revenues should be up around 5% and profits up some 25%.

In 2002, we anticipate good growth in testing and assessment and US college publishing markets. We are not planning for any increase in US school spending as increased federal funding is offset by a weaker adoption schedule and softness in some state budgets.

The Penguin Group: As we reported in October, we continue to be successful in the bestseller lists, but industry-wide attrition in backlist sales is hitting illustrated reference and travel titles particularly hard. Although sales of backlist titles may remain difficult in 2002, with Dorling Kindersley now fully integrated, Penguin will benefit from DK's return to profitability.

Internet Enterprises: Our internet enterprises are trading in line with expectations, with losses of around £60 million in the second half of this year. With these internet enterprises now part of our established businesses, we expect losses to fall next year by £80 million and we remain on track to hit our break-even targets.

RTL Group: RTL Group, in which we own a 22% stake, has reported a worsening trading environment right across Europe. It now expects EBITA to be some 35%-40% below the 2000 pro forma level of EUR 555 million, before restructuring costs and new business investments of EUR 68 million.

Marjorie Scardino, chief executive of Pearson, said:

"The markets for advertising and technology continue to be tough, compounded by problems in Latin America. We can't say when these markets will recover, but with our cost base significantly lower, we're putting our business in the best possible shape for the year ahead."

Pearson will announce its preliminary results for the 12 months ending 31 December 2001 on 4 March, 2002.

ENDS

For more information:

John Fallon/ Luke Swanson   Pearson plc   + 44 (0) 20 7010 2313

Investor conference calls:

Marjorie Scardino, Chief Executive, and John Makinson, Finance Director, are holding conference calls today to discuss the trading update.

For European investors, a conference call will be held at 0930 GMT. The dial-in numbers are +44 (0) 208 781 0596 and +44 (0) 208 781 0597 and the password is Pearson. To register, please dial in at least five minutes before the call begins.

For US investors, a conference call will be held at 0930 EST. The dial-in number is + 1 303 267 1001 and the password is Pearson. To register, please dial in at least five minutes before the call begins.

Live audio webcasts of the conference calls will be available at www.pearson.com. The webcasts will be archived on www.pearson.com later today.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	05	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,109		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	816p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode:	Class of shares allotted Ordinary	Number allotted 4,109
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17/12/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/AG/3895

Tel 01903-833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	05	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	334		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.867p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Lloyds TSB Registrars, PO BOX 4083, Highdown House, Yeoman Way, WORTHING, West Sussex, BN99 3YY

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Hill Samuel Offshore Trust Company Limited-Sharestore Trust PO Box 63 7 Bond Street St Helier Jersey JE4 8PH	Class of shares allotted Ordinary	Number allotted 334
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17/12/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	7	12	2001
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	8,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	567.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS Address 12 Tokenhouse Yard, London. UK Postcode: EC2R 7AN	Class of shares allotted Ordinary	Number allotted 8,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cossen **Date** 17/01/12

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JanW/2836 Tel 01903-833280
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	5	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,789		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	816.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Pearson Quest Limited Address: 80 Strand London **UK Postcode:**WC2R 0RI	Class of shares allotted Ordinary	Number allotted 1,789
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17/12/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/EXC/JN/EX2695/2710

Tel 01903-833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,018		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	~~816p~~ 6.872p.		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode:	Class of shares allotted Ordinary	Number allotted 1,018
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20/12/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/AG/3895
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	10	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,920		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	584p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Robin Pauley Address 62 New Caledonian Wharf 6 Odessa Street London UK Postcode:SE16 7TW	Class of shares allotted Ordinary	Number allotted 3,920
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10/10/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/LM/EX2503 Tel 01903-833895
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	28	11	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,007		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	830.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name: Pearson Quest Limited Address: 80 Strand London **UK Postcode:** WC2R 0RI	Class of shares allotted Ordinary	Number allotted 5,007
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Julie Cerer **Date** 10/12/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/EX2627/2651
Tel 01903-833692
DX number DX exchange